VIA EDGAR: VIA FORM RW

Securities and Exchange Commission   11-14-2024
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Entrex Production and Installation Company, Inc

Application for Withdrawal on Form RW
for 1-A-W filing (Filing: 24-12495)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), **Entrex Production and Installation Company, Inc** (the "Company") respectfully requests that the Securities and Exchange Commission (the "Commission") consent to withdraw the "1-A-W Withdrawal submission" submitted 10-29-2024 which was filed in error.

The Company requests withdrawal of the 10/29/2024 1-A-W, file number 024-12495 (Accession Number: 0002035567-24-000016) which was filed with errors.

Please excuse this filing as some confusion, on our part obviously existed.

Accordingly, the Company hereby respectfully requests that the withdrawal of this submission as of the date herein.   If you require additional information, please do not hesitate to contact the undersigned at (954) 856-6659.

Regards,

    /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer

Form type	Form description	Filing date	Reporting date	File number(s)	Accession number
1-A/A	Offering Statement [Regulation A] - *amendment* [Filing]	2024-10-29		024-12495	0002035567-24-000017
1-A-W	Withdrawal of offering statement [Regulation A] [Filing]	2024-10-29		024-12495	0002035567-24-000016
1-A	Offering Statement [Regulation A] [Filing]	2024-10-28		024-12528	0002035567-24-000014
1-A	Offering Statement [Regulation A] [Filing]	2024-08-29		024-12495	0002035567-24-000005

Please Withdraw File Number

024-12495 Accession number 16